SOURCE: National Automation Services Inc.

November 16, 2009

National Automation Services

Announces

3 rd Quarter Results And Other NAS Updates

LAS VEGAS, NV -- (MARKET WIRE) – November 16, 2009 – National Automation Services, Inc. (“NAS”) ( www.nasautomation.com) (Pinksheets: NASV) is releasing 3rd quarter results as reported in the 10Q filed today with the SEC.

The Company reported total revenues of $846K for the three months of the third quarter and $3.08MM for the nine months ending on September 30, 2009, compared to $1.01MM and $2.27MM in the corresponding three and nine months in the prior year. Net loss for the three and nine months for the current year was $(787K) and $(2.8MM) compared to net loss of $(1.6MM) and $(3.9MM) in the corresponding three and nine months in the prior year.

The Company’s continuing emphasis on controlling its expenses reduced operating expenses by $2.03 million, or 46%, to $2.4 million in the nine months this year from $4.4 million in the nine months last year.  The reduction in expenses was the primary reason for the Company’s $(1.04MM) reduction in net loss for the nine months of 2009.

We have experienced insufficient cash flow resulting from much slower payments from the contractors and others for whom we work (our receivables are now being paid within 90 to 120 days, compared to payments within 45 days during 2008). We intend to try to improve our cash and cash flow from operations by encouraging faster payments, and if necessary granting discounts for prompt payment, of our receivables while simultaneously delaying payments to our vendors.  We also hope to increase our revenue by engaging in more aggressive sales, marketing and advertising activity designed to increase our visibility and the awareness of our company, and our products and services.  We intend to develop and implement strategies to market ongoing maintenance and service contracts to our current as well as our past customers, and we plan to package these continuing services as part of our industrial automation design and manufacturing services.  We also intend to implement cost reduction synergies such as centralizing procurement and estimating activities at our corporate hub using dedicated teams of trained employees, rather than having these tasks performed at our branch offices. Such centralization in a single location also would provide greater corporate control of pricing while relieving local office engineers and other personnel of those responsibilities and enabling them to devote all of their time to operational activities.

In November 2009 we were served with the complaint Trafalgar filed on October 30, 2009 in the United States District Court for the Southern District of Florida, against us, our two subsidiaries and Robert Chance, our CEO. Trafalgar’s complaint seeks repayment of the amounts we allegedly owe under our financing and credit agreements, plus interest and attorneys fees, and against all related assets. In April 2009, we had filed a complaint in the same Court against Trafalgar, alleging that the agreements under which Trafalgar had extended financing to us, and now is suing us under, are unenforceable. We believe Trafalgar’s allegations are without merit. We have mounted a vigorous claim and defense in order to move the Court to consolidate these two actions.

About National Automation Services, Inc.:

National Automation Services, Inc. is a Nevada corporation which, through subsidiaries based in Nevada and Arizona designs, produces, installs and, to a significantly lesser extent, services specialized mechanical and electronic automation systems built to operate and control machinery and processes with a minimum of human intervention.  Historically, we have performed our work on projects located in the Southwestern United States.  Our business plan envisions internal growth combined with expansion through selected acquisitions designed to expand our footprint both geographically into additional states and commercially by increasing our work for industrial, as opposed to municipal, end-users.

Three Months Ended September 30, (unaudited)
	2009	2008
Revenue	$846,099	$1,011,572
Cost of revenue	721,726	450,373
Total gross profit	124,373	561,199

Operating expenses:
Selling, general and administrative expenses	317,008	108,964
Consulting fees	282,364	684,068
Professional fees and related expenses	41,950	1,171,635

Operating loss	(516,949)	(1,403,468)
Interest expense, net	255,759	272,849
Provision for income taxes	14,950	―
Net loss	$(787,658)	$(1,676,317)
Nine Months Ended September 30, (unaudited)
	2009	2008
Revenue	$3,084,735	$2,275,197
Cost of revenue	2,750,799	1,058,006
Total gross profit	333,936	767,191

Operating expenses:
Selling, general and administrative expenses	1,268,142	676,339
Consulting fees	580,592	887,060
Professional fees and related expenses	558,194	2,874,778

Operating loss	(2,072,992)	(3,670,986)
Interest expense, net	803,600	262,053
Provision of income taxes	14,950	―
Net loss	$(2,891,542)	$(3,933,039)

Stay up-to-date:  NAS filed the Form 10, which became effective with the SEC on October 6 th, 2009 and the Company encourages all to review the filing for Financials, Risk Factors, and Business at ( www.sec.gov).   Stay current by joining National Automation Services' E-News Connection email list. Join by clicking the following link: www.nasautomation.com or by contacting Leah Vigil, NAS Marketing Manager using the contact information below.

FORWARD-LOOKING STATEMENT: This press release contains forward-looking statements, including expected industry patterns and other financial and business results that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied by this press release.  Such risk factors include, among others: the ability to obtain the additional working capital which NAS needs, the ability to locate suitable companies to acquire and then integrate such acquired companies, if any, the ability to retain key employees, the ability to successfully combine product offerings and customer acceptance of combined products, general market conditions, changes to operating systems and product strategy by vendors of operating systems, and whether NAS can successfully gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this press release.

CO NTACT INFORMATION

National Automation Services, Inc.

Leah Vigil – Marketing Manager

2470 Saint Rose Pkwy Ste 311

Henderson, NV 89074

Phone: 702-487-NASI (6274)
LVigil@nasautomation.com